May 3, 2016

Dear Fellow Stockholders of Boingo Wireless,

Like you, we are owners of Boingo Wireless, Inc. ("Boingo", or the "Company").  Importantly, our ownership in Boingo is the single largest position held by our clients in related managed accounts, and we continue to buy shares as part of our strategy to be long-term, value-added stockholders.  Our goal is clear:  to address the Company's poor stock price performance, sustained operating losses and inadequate corporate governance practices.  Based on our assumptions detailed later in this letter, we believe that Boingo is materially undervalued and that a better-run, more profitable and more transparent Boingo could result in a share price that is as much as 100% higher than the current share price.  Unlike the well-compensated CEO and Board of Directors, we will only make money if Boingo can reverse its woeful and long-running operational and stock price underperformance.

Although the Company has claimed that Ides refused to participate in their process, the reality is that on March 30th, we were informed in writing by the Company's counsel that the Board had already decided to re-nominate incumbent directors Charles Boesenberg and Terrell Jones and we were subsequently informed that the Board would not consider any expansion of the Board in time for the 2016 Annual Meeting.  As a result of those decisions, the Board informed Ides that it would only review our nominees as potential participants in a vague process with a "goal" – but no commitment -– to appoint one new director to the Board sometime after the stockholder vote at the 2016 Annual Meeting.

Because we believe that change is needed now and not a year from now, as the current Board would have it, we have nominated two independent and highly-qualified nominees, Karen Finerman and Bradley Stewart, who have the experience and fresh perspectives needed to put Boingo on the path to profitability and superior long-term stock price performance.  If elected, our nominees would represent a minority on the Board and would work constructively with the current Boingo directors to drive value for ALL BOINGO STOCKHOLDERS.

We urge you to take an important step towards reversing the destruction of stockholder value overseen by the Company's management and incumbent Board by opting for change and voting the enclosed GOLD proxy card TODAY by telephone, over the Internet, or by signing, dating and returning your GOLD proxy card in the postage-paid envelope provided.  Every stockholder and every vote is critically important to putting Boingo on track to create long-term stockholder value!

I.	BOINGO'S STOCKHOLDERS HAVE SUFFERED FROM THE COMPANY'S FAILURE TO DRIVE POSITIVE OPERATING RESULTS

The Company's Recent Declaration of a "Proven Track Record of Success" is At Odds with Reality and a Share Price That Has Been A Relentless Underperformer

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CEO David Hagan's recent letter to stockholders included a glowing self-appraisal of the Company's "proven track record of success", implying that all is well at Boingo.  This assessment couldn't be further from the disappointing reality stockholders have endured under the tenures of CEO David Hagan and incumbent directors Boesenberg and Jones

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The harsh reality is that over the last one-year and three-year periods, as well as the five-year period since the IPO, Boingo's share price has all but universally underperformed not only the 2016 Proxy Peers, but also the NASDAQ, the Russell 2000 and the S&P 500 indices.  Does this look like a "track record of success" to you?

Boingo Stock Price Return Compared To:
Trailing
	One Year	Three Year	Since IPO
Nasdaq	- 2%	- 21%	- 111%
S&P 500	- 5%	- 5%	- 95%
Russell 2000	2%	4%	- 78%
2016 Proxy Peers	- 2%	- 10%	- 66%

The Company's Assertion of a "Successful Turnaround" Ignores Mounting Operating Losses, Disregards Ballooning G&A Costs and Conceals Outsized Compensation Expenses

•	Boingo's losses from operations have exploded since 2013, growing from -$1.9 million in 2013 to -$18.0 million in 2014 to -$21.6 million in 2015

•	General and Administrative costs have increased 87% since 2011, a rate that dwarfs the 48% increase in revenues over the same time period

•	Stock-based compensation has increased a confounding 175% since 2011, reflecting the staggering acceleration in grants of options and restricted stock units

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In what appears to be an effort to conceal the negative impact of outsized compensation expenses, the Company's preferred metric of Adjusted EBITDA excludes the very large and very real expense of stock-based compensation

The Company's Failure to Scrutinize Returns on Capital is an Enormous Red Flag in Light of Boingo's Massive Capital Expenditure Program and Compensation Structure

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In the last three years, management has spent $223 million on capital expenditures and M&A, representing a staggering 77% of the current market capitalization.  The Company has failed to disclose any metrics needed to evaluate this deployment – returns may be very good, but there is not enough disclosure to be certain

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The Board has created an incentive structure that is predominantly based on time-based vesting and revenue growth, adversely encouraging management to buy growth without any corresponding focus on the returns on capital deployed to fund that growth

•	Predictably, assets have grown while EBITDA as a percent of total assets, a measure of return on capital, has plummeted

II.	BOINGO'S COMPSENSATION PRACTICES ARE ADVERSE TO STOCKHOLDERS' INTERESTS

Poor Stock Performance and Ballooning Losses Paradoxically Warrant Increases to Compensation at Boingo

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While losses from operations swelled to an all-time high of -$21.6 million in 2015 and Boingo's shares suffered in the public markets, CEO Hagan's total compensation increased from $1.56 million in 2013 to $2.67 million in 2014 to $2.73 million in 2015

Equity Grants to CEO Hagan Reliably Dilute Stockholders' Ownership Since Hagan Sells the Vast Majority of the Awards in the Open Market…Where He has Never Purchased a Single Share of Boingo Stock

•	In the most recent proxy, the Company asserts that executives "primarily" sell equity awards to "cover taxes", but this is a half-truth that conceals the reality

•	The reality is that since the Company's IPO, CEO Hagan has sold 82% of his vested stock options and restricted stock units ("RSUs") amounting to sales of more than 1.1 million shares of Boingo stock

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It appears that the Company's proxy declaration that selling is done "primarily" to "cover taxes" selectively only considers CEO Hagan's sales of RSUs (400,000+ of which have vested, with roughly 44% sold) while conveniently ignoring Hagan's complete dumping of vested stock options, of which he has sold 100% of the 900,000+ vested shares

•	CEO Hagan has never purchased a single share of Boingo stock in the open market!

The Compensation Committee, Chaired by Incumbent Director Boesenberg, has Failed to Create an Incentive Structure that Aligns Management Compensation with Stockholders' Interests

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Performance-based compensation is tied predominantly to time-based vesting and revenue growth with only a recently adopted and insignificant portion being tied to any measure of profitability.  Disturbingly and without explanation, the Company does not disclose the profitability metric hurdle

•	CEO Hagan's 2015 compensation was driven primarily by a cash salary and grants of time-based RSUs such that Hagan earned $1.6 million or 60% of his total compensation just for showing up to work

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Institutional Shareholder Services ("ISS"), a leading provider of corporate governance and responsible investment solutions, recently downgraded Boingo's QuickScore Compensation Pillar rating to a score of 8, where 10 represents the worst possible score

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Glass Lewis, a leading provider of global governance services, noted in its most recent Proxy Paper that, amongst other concerns, "the Company has been granting equity awards at a brisk pace and one that does not satisfy us that shareholder interests are being carefully considered."

•	Why has Compensation Committee Chair and incumbent director Boesenberg created a compensation structure that fails to consider Total Shareholder Return?

III.	BOINGO'S CORPORATE GOVERNANCE IS A DISASTER THAT THE BOARD – PER ITS OWN WORDS AND ACTIONS – IS IN "NO RUSH" TO FIX

Boingo Stockholders Suffer Under The Company's Abysmal Corporate Governance Structures

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While the Company is busy congratulating itself for adopting a very short and reactive list of de minimis, "too little too late" changes, governance experts are busy further downgrading their already anemic ratings of the Company's governance practices

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On March 15, 2016, ISS reduced Boingo's overall QuickScore rating from a score of 6 to a score of 7, on a scale where 10 represents the highest possible governance risk.   It is worth noting that this downgrade came after the Company's self-publicized but meager governance changes, implying that the Company's paltry changes are failing to even keep pace with the governance practices at comparable companies

Boingo's Board is Stale, Pale and Male

•	Diversity is entirely lacking in the Boingo boardroom – the Board consists of six seemingly non-diverse men with an average age of 59 who have "cookie cutter" operational and skill set backgrounds

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In its 2015 Board Index report, Spencer Stuart, a leading executive search and leadership consulting firm, disclosed that over the past five years – or since the time of Boingo's IPO – women constituted 50% of new directors in the study's index.  Over that same time period, the Boingo Nominating and Governance Committee, which includes incumbent director Jones, has failed to nominate a single woman or multicultural director to the Boingo Board

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The Board continually asserts that diversity is a key consideration in director appointments and yet five years after the IPO and many new directors later, there is currently no diversity in the Boingo boardroom

•	Nonetheless, the Board fully dismissed Ides' suggestion to make a formal commitment to diversification of the Board and instead implores investors to trust them on the matter

The Board Believes That Boingo is Best Overseen by An "Imperial CEO" Whose Authority is Not Effectively Being Balanced by Lead Independent and Incumbent Director Boesenberg

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On August 5, 2014, the Board, including incumbent directors Boesenberg and Jones, determined that, despite the stock being down nearly 50% since the IPO, it was in stockholders' best interests to further elevate Mr. Hagan to the additional position of Chairman of the Board, creating a role sometimes referred to as the "Imperial CEO", which is contrary to good corporate governance trends

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CEO Hagan and incumbent director Jones have justified the combination of Chairman and CEO by declaring that incumbent director Boesenberg is a "strong Lead Independent Director", but over the entire course of Ides' attempts to engage the Board, including nominating two candidates for election at the Annual Meeting and sending a thoughtful governance-focused letter to the Board, Mr. Boesenberg has NOT reached out to Ides for a single phone call or meeting

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The practical reality is that Mr. Boesenberg fills the role of Lead Independent Director only on paper and not in practice, with a conceivable end result that CEO Hagan, in effect, could report to himself!

The Board Regularly Gives New Directors a Nearly Year-Long "Trial Run" Before Permitting Stockholders The Opportunity to Decide the Matter for Themselves…And Is Promising to Do So AGAIN After the 2016 Annual Meeting

•	The Board appointed both Lance Rosenzweig and Michael Finley less than two months after the relevant Annual Meeting

•	The Board appointed Chuck Davis to the Board approximately three months after its finalized public disclosures in anticipation of the Boingo IPO

•	The only post-IPO nomination made at the time of an Annual Meeting was incumbent director Jones, who had a prior long-term co-directorship with an existing Boingo director at another company

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In 2016, the Board is once again promising to circumvent a timely stockholder vote and make another post-Annual Meeting appointment within months of stockholder voting, further expanding upon the Board's troubling and ongoing pattern of sidestepping stockholder approval of new directors

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While there should always be room to consider a new, independent and diversifying director as such candidate becomes available to serve, should that responsibility continue to be placed exclusively into the hands of an entrenched Board that has been abusive of the director appointment practice?

The Board Has Finally – and Solely as a Result of Ides' Involvement – Decided to Allow Stockholders to Vote On the Declassification of the Board…But Not Until Next Year

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When asked why the Board would choose to delay the declassification proposal until next year as opposed to adding it to this year's proxy, CEO Hagan stated that the Board is in "no rush" to change this or any other corporate governance practice and further stated that the Company has been told by stockholders that they "don't really care" whether the Board takes any steps to improve its substandard corporate governance structures

•	More than 85% of S&P 500 companies have declassified their boardrooms – why is Boingo's Board so resistant to promptly adopting this corporate governance best practice?

If "80% of Success is Showing Up" then it is Obvious Why Boingo's Corporate Governance Practices are Deficient…the Nominating and Governance Committee Rarely Shows Up

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Despite the Company's weak governance ratings, the Nominating and Governance Committee – which currently includes incumbent director Jones – MET JUST ONE TIME PER YEAR in each of 2015, 2014, 2012 and 2011…and outdid itself in 2013 when it opted to meet on two occasions

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The single meeting held by Boingo's Nominating and Governance Committee is especially pitiful in light of the fact that the Nominating and Governance Committees of Boingo's 2016 Proxy Peers meet more than three times per year on average

IV.	BOINGO'S INCUMBENT DIRECTORS HAVE FAILED TO DELIVER FOR BOINGO'S STOCKHOLDERS

Incumbent Directors Boesenberg and Jones Had Devastating Tenures as CEOs, Having Overseen Sustained Operating Losses and Stock Price Declines of -65% and -36%, Respectively...and Their Tenures at Boingo Have Resulted in More of the Same

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Mr. Boesenberg and Mr. Jones both have CEO-level experience in overseeing value destruction at public companies.  From January 2002 through June 2006, Mr. Boesenberg was the CEO of NetIQ, during which time the NetIQ stock declined approximately 65%.  Similarly, from March 2000 through April 2002, Mr. Jones was the President and CEO of Travelocity, during which time the Travelocity stock declined approximately 35%

•	Incumbent director Boesenberg serves as Chair of the Board's Compensation Committee, overseeing structures that receive poor – and deteriorating – marks from governance authorities

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On March 15, 2016, ISS downgraded the Compensation Pillar of its QuickScore rating from a score of 7 to a new, worsened score of 8, and assigned eight "Red Flags" to the Company's compensation practices, with each "Red Flag" indicating that the Company's "points within the respective subcategory are at the bottom of the possible range"

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In its 2015 Proxy Paper, Glass Lewis assigned a "C" grade to Boingo's Executive Compensation Structure and noted, amongst other concerns, that the cost associated with Boingo's equity plan was "quite high" and "more expensive" than the average cost of plans at Boingo's peers

•	Incumbent director Jones serves as a member on the two-person Nominating and Governance Committee, overseeing Board Structure and Stockholder Rights policies that receive low scores from ISS

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On March 15, 2016, ISS assigned a score of 7 to the Board Structure Pillar of the overall QuickScore and assigned four "Red Flags" within the Pillar, including two poor practices that Ides has repeatedly raised, to no avail, with the Company  – a failure to appoint any women directors and the combination of the roles of CEO and Chairman

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On March 15, 2016, ISS assigned a score of 5 to the Stockholder Rights Pillar and further assigned five "Red Flags" within this Pillar, including a concern – which Ides has repeatedly raised – that the Board is classified

V.	IDES' NOMINEES – IN CONJUNCTION WITH IDES AND ITS ADVISORS – HAVE A PLAN TO DRIVE STOCKHOLDER VALUE AT BOINGO

Ides Believes Boingo is Materially Undervalued and Could Achieve, by Our Calculations, a Stock Price as Much as 100% Above Current Levels

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Ongoing Losses from operations, declining returns on capital, misaligned compensation practices and a lack of segment-level transparency have weighed on Boingo's stock price with the result that, despite its strong network assets and the backdrop of explosive mobile data growth, Boingo currently trades at a heavily discounted multiple of only 7.4x Enterprise Value/2016 EBITDA

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By comparison, the Cable Companies and the Tower Companies trade at an average Enterprise Value/2016 EBITDA of 10.7x and 18.4x, respectively, and private market valuations have reached as high as 25x EBITDA for DAS assets, which represent 33% of Boingo's total revenues and continue to grow

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A conservative approach of applying the multiples assigned to Cable Companies creates a base case valuation of roughly $11.50 per share, an increase of nearly 50% from the stock's current trading range

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As Military matures and the earnings power of the strong DAS assets becomes more transparent, Ides believes that Boingo could be revalued at a "blended" multiple of 14.5x Enterprise Value/2016 EBIDTA, which equally weights the Cable Company and Tower Company average multiples, provided, however, that the Company takes quick action to eliminate the overhangs currently hindering the creation of stockholder value

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Ides believes that an overhauled Boingo – more profitable, more transparent and with a better management compensation structure – could restore investor confidence and enable Boingo to be re-rated to a higher "blended" Enterprise Value/EBITDA multiple, potentially resulting in stock price appreciation which we believe could be as much as 100%

Ides Has a Clear Plan to Create a Higher Boingo Stock Price That Begins with New Independent Directors Who Will Implement the Operational Discipline Needed to Unlock Stockholder Value

The Ides' plan for fixing Boingo is clear and our independent and highly-qualified nominees have the specific and diversifying skills needed to implement the following sorely needed operational and governance fixes:

•	Take steps to improve corporate governance practices including declassifying the Board, separating the roles of CEO and Chairman and diversifying the Boingo boardroom

•	Improve segment reporting so that Wall Street can properly value each business segment and the Company can make informed capital expenditure decisions

•	Implement return on invested capital metrics by segment and make these metrics a part of management incentive structures

•	Assess losses in each segment and address segment cost structures to achieve profitability

•	Demand that any equity-raise or M&A decisions are driven by a detailed analysis of returns on invested capital

Ides' Nominees Karen Finerman and Bradley Stewart Will Refresh the Boingo Board with New Perspectives, Attributes and Skill Sets and Will Work Constructively with the Current Board to Drive Value Creation for the Benefit of All Boingo Stockholders

Ides' nominees Finerman and Stewart are strictly independent and have NO RELATIONSHIP WITH IDES – financial or otherwise – that would impact their ability to fulfill their fiduciary duties to ALL STOCKHOLDERS OF BOINGO.  They have agreed to stand as independent nominees because they see outsized operational and governance problems at Boingo and have the insights and skill sets necessary to fix these highly addressable problems and drive stockholder value.

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Karen Finerman is the co-founder of Metropolitan Capital Advisors, a New York-based investment management firm ("MCA"), and previously served as MCA's CEO. Prior to MCA, she was the Lead Research Analyst for the Risk Arbitrage department at DLJ Securities Corp. She serves as a permanent panelist on CNBC's Fast Money. Ms. Finerman holds a B.S. in Economics from the University of Pennsylvania's Wharton School.  Ms. Finerman previously served as a director of GrafTech International Ltd. (formerly NYSE: GTI), where she was elected as a dissident nominee in a contested election.  Ides notes that in its review of the GrafTech contest, ISS recommended that stockholders vote for Ms. Finerman, stating that "Finerman's perspective as a professional investor – and particularly her financial acumen and attentiveness to shareholder communication – are likely to enhance the board's effectiveness with its shareholders."  Ides believes that Ms. Finerman's nearly 25 years of experience as head of an investment firm with interests in a broad range of industries will make her a valuable and diversifying addition to the Board.

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Bradley Stewart. Mr. Stewart is CEO and a member of the Board of Directors of XOJET, a leading private aviation services company.  Mr. Stewart joined XOJET in 2010 at the request of TPG, a leading global private investment firm, in order to turn around the company and return it profitability.  Over the course of his tenure as CEO, he has grown EBITDA six fold to approximately $60m, while simultaneously, and dramatically, shrinking capital at risk.  He also serves as a Senior Advisor to TPG Growth, the middle market and growth equity investment platform of TPG. Previously, Mr. Stewart served as a Vice President at Parthenon Capital Partners, a private equity firm, and as a management consultant at McKinsey & Company. Mr. Stewart holds a B.S.B. in Corporate Finance from the University of Minnesota and an M.B.A. from Columbia University. Ides believes that Mr. Stewart's management experience with its particular emphasis on operational turnarounds in combination with his financial expertise will make him a valuable and differentiating addition to the Board.

Both Ms. Finerman and Mr. Stewart have EACH PURCHASED MORE BOINGO SHARES in the Open Market Than the Entire Incumbent Board AS A WHOLE!

VOTE FOR CHANGE AND VOTE TODAY!

IDES' GOAL IS TO PRESENT STOCKHOLDERS WITH THE OPPORTUNITY TO VOTE FOR NEW INDEPENDENCE AND TO CHANGE THE TRAJECTORY OF BOINGO'S PERFORMANCE

The Company has, in an unjustified attempt to maintain the abysmal, entrenched and management-enriching status quo, made an unfounded and entirely unexplained claim that Ides and its highly-qualified nominees have an "agenda" that is at odds with the interests of Boingo stockholders.  To be clear, Ides' does have an agenda and it is directly aligned with stockholders' interests: to elect two new, highly-qualified independent stockholder representatives to the Board who will take their fiduciary duties seriously and will work hard to improve operations and governance and drive long-term value for all Boingo stockholders.  Like many investors, we view decisions from a risk-reward perspective and are confident that Boingo stockholders will see little risk and outsized reward in voting for change by electing our minority slate of independent and highly-qualified nominees to Boingo's Board.  Importantly, our commitment to a declassified board means that our nominees will have to prove themselves to you, the stockholders, every year.

We thank you in advance for your support and appreciate your thoughtful consideration of our observations, ideas and nominees Karen Finerman and Bradley Stewart.  We welcome the opportunity to further discuss any matter with you – the owners of Boingo!

Best regards,

Dianne K. McKeever
Chief Investment Officer
Ides Capital Management LP
PLEASE SIGN, DATE AND MAIL THE GOLD VOTING INSTRUCTION FORM TODAY TO VOTE FOR THE ELECTION OF MS. FINERMAN AND MR. STEWART TO THE BOARD OF BOINGO WIRELESS.

If you have any questions about voting the GOLD voting instruction form, please contact Patrick McHugh or Lydia Mulyk at Okapi Partners at the phone numbers set forth below.

 1212 Avenue of the Americas, 24th Floor
New York, NY 10036
(212) 297-0720
Call Toll-Free at: (877) 796-5274
E-mail: info@okapipartners.com